UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34742

EXPRESS, INC.

(Exact name of registrant as specified in its charter)

1 Express Drive

Columbus, Ohio 43230

(614) 474-4001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 127

EXPLANATORY NOTE

Express, Inc. (the “Company”) has filed this Form 15 to notify the Securities and Exchange Commission (the “SEC”) of the suspension of the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company currently has approximately 127 total holders of record of its Common Stock, par value $0.01 per share (“Common Stock”), as determined pursuant to Rule 12g5-1 under the Exchange Act, and is filing this Form 15 pursuant to Rule 12g-4(a)(1) under the Exchange Act to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(b) under the Exchange Act, the Company’s duty to file reports required under Section 13(a) of the Exchange Act is suspended immediately upon filing this Form 15.

In addition, as of February 4, 2024, the beginning of the Company’s 2024 fiscal year, the Company had approximately 136 total holders of record of its Common Stock, par value $0.01 per share, as determined pursuant to Rule 12g5-1 under the Exchange Act, and no holders of any other class of securities registered under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Section 15(d)(1) of the Exchange Act, because the Company had less than 300 holders of record of each class of securities to which Securities Act registration statements relate at the beginning of the 2024 fiscal year, the Company’s Section 15(d) reporting obligation is automatically suspended for fiscal year 2024. Accordingly, this Form 15 serves as a notification to the SEC, as required pursuant to Rule 15d-6 under the Exchange Act, that the Company’s duty to file reports pursuant to Section 15(d)(1) of the Exchange Act for fiscal year 2024 is suspended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Express, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 2024

EXPRESS, INC.

By:	/s/ Laurel Krueger
Name:	Laurel Krueger
Title:	Chief Legal Officer and Secretary

3